SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ X ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-12

Money Market Obligations Trust

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

____________________________________________________________

2) Form, Schedule or Registration Statement No.:

____________________________________________________________

3) Filing Party:

____________________________________________________________

4) Date Filed:

____________________________________________________________

Filed by: Money Market Obligations Trust, on behalf of its portfolio, Federated Government Obligations Tax-Managed Fund.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Federated Automated Government Cash Reserves, a portfolio of Money Market Obligations Trust.

Subject Company Commission File No. 811-5950.

#FED# FEDERATED FUNDS Special Meeting %S37753_0_0123456789012345_0000001%

Important Proxy Materials are available

Federated Funds

You have elected to receive Proxy Materials via the Internet.

This email notification contains information relating to Proxy Materials that are available for the Federated Fund(s) that are maintained in your account and that are identified below.

Please read these instructions carefully before proceeding.

NOTICE OF AVAILABILITY OF IMPORTANT PROXY MATERIALS:

Proxy Materials are available for the following shareholders' meeting.

Federated Automated Government Cash Reserves

Special Meeting of Shareholders

Meeting Date: December 8, 2015

For Shareholders as of: October 19, 2015

You can access these Proxy Materials at the following Web

address:

NOTICE OF SPECIAL MEETING AND PROXY STATEMENT https://materials.proxyvote.com/Approved/MC2842/20151019/PS_262585.PDF

If your email software supports it, you can simply click on the above link. If not, you can type (or copy and paste) the web address into the address line of your Web browser.

HOW TO VOTE:

Because electronic Proxy Materials do not include a proxy card that you can mail in, you will need to cast your vote through the Internet or by touchtone telephone. Either way, you will need the Control number(s) below.

CONTROL NUMBER: 0123456789012345

(use this number to cast your vote)

To vote through the Internet, visit

https://www.proxyvote.com

Internet voting is accepted up to 11:59 p.m. (PST) the day before the meeting/cut off date.

To vote by touchtone telephone, call 1-800-690-6903 and follow the recorded instructions. Touchtone telephone voting is accepted up to 11:59 p.m (PST) the day before the meeting/cut off date.

ADDITIONAL INFORMATION:

To access the electronic Proxy Materials, you may need Adobe Acrobat Reader software. This software is available for download at no cost at http://www.adobe.com. Downloading time may be slow.

Federated Automated Government Cash Reserves and Federated Government Obligations Tax-Managed Fund, each a portfolio of Money Market Obligations Trust, have filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”). Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed prospectus/proxy statement are included in, or incorporated into the prospectus/proxy statement that the funds have filed with the SEC.

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. These documents are available free of charge on the SEC’s Web site at www.sec.gov. In addition, documents filed with the SEC by Federated are available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com or by accessing the following link https://materials.proxyvote.com/Approved/MC2842/20151019/PS_262585.PDF.

(File No. 33-31602 and File No. 811-5950